UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March], 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )                No        Form 40-F  (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (    )             No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 10, 2005. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE RESULTS FOR FISICAL YEAR 2004

Seoul, Korea, March 10, 2005 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the year ended December 31, 2004.

The Company reported total revenues of 59,654 million won for FY 2004, decreased by 16.7 percent from total revenues of 71,595 million won for FY 2003. And, gross profit for FY 2004 was 11,177 million won decreased by 19.3 percent from gross profit of 13,855 million won for FY 2003. Mirae accounted 7,208 million won of operating loss that increased its operating loss by 104.5 percent from 3,525 million of operating loss for FY 2003. Moreover, Mirae accounted 31,648 million won of ordinary loss and net loss, respectively, for the fiscal year of 2004; whereas, ordinary profit and net profit of 2,116 million won for the fiscal year of 2003.

[Table 1.] Summary of Operating Results of FY 2004 vs. FY 2003

(Unit: in million Korean won, %)

Category	FY 2004	FY 2003	% Change	Comment
Revenues	59,654	71,595	-16.7
Operating income (loss)	(7,208)	(3,525)	+104.5
Ordinary income (loss)	(31,648)	2,116		Turnover Ordinary loss
Net income (loss)	(31,648)	2,116		Turnover Ordinary loss

Mirae Corporation was undergone a strategic corporate restructuring process, including its business reorganizing plan, which three different business site converged at CheonAn in order to concentrate on its core business. We hope that our effort of corporate restructuring will bring us positive results.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2004	FY 2003
Asia	16.28	14.74
Europe	8.13	4.66
US	15.88	22.24
Overseas Total	40.29	41.64
Domestic	59.71	47.8
Total	100.0	100.0

Each division fully portrays its figures for the FY 2004 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 32,482 million won, or 26.5 percent decrease, for the FY 2004 from 44,184 million won for the FY 2003. Although our ATE sales are decreased for the FY 2004 compare to 2003, however, the semiconductor equipment industry is expected to grow continuously in 2005; and we hope that our ATE sales show its growth accordingly. SMD Placement System Division (SMT) generated revenues of 23,521 million won for the FY 2004, increased by 22.5 percent from 19,200 million won for the FY2003. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 54.5 percent, 39.4 percent and 6.1 percent, respectively, for the fiscal year of 2004.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2004	FY 2003	% Change
ATE Division	32,482	44,184	-26.5
SMT Division	23,521	19,200	+22.5
Other	3,651	8,210	-55.5
Total	59,654	71,595	-16.7

Highlights of FY 2004

February 23, 2004

•	Inclusion of an affiliate, GLD Co., Ltd.

Invested amount: 1,200 million won

Shareholding Ratio: 80.0%

March 19, 2004

•	The Resolution of the 13th Annual Shareholder’s Meeting

•	Approval of Balance Sheet, Income Statement and Appropriations of Retained Earnings for the FY 2003

•	Approval of selective amendments to the Articles of Incorporation

•	Approval of Appointment of New Director

•	Approval of Director’s Remuneration Ceiling

•	Approval of Management’s Severance Payment Plan

•	Approval of Grant of Stock Option

April 9, 2004

•	The sales consignments contract of CyberBank Corporation.

April 21, 2004

•	Exclusion of an affiliate, Mobile Game Co., Ltd.

May 14, 2004

•	Guarantee payment for Cyberbank Corporation

Total amount of guarantee: 15,000 million won

July 21, 2004

•	The contract of introduction of technology, P&I Corporation

To maximize the company’s profit margin through the new business, we paid 1,000 million won of initial royalty and running royalty to be confirmed.

August 9, 2004

•	The contract of introduction of technology, GLD Co., Ltd

To maximize the company’s profit margin through the new business, we paid 500 million won and terms of contract is from August 9, 2004 to August 9, 2009. After the term it will be automatically extended if there is no objection by letter

August 9, 2004

•	The integration of three different business site at CheonAhn and change the name of Semiconductor Equipment Division to Assembly and Test Equipment Division

September 13, 2004

•	The judgment for Patent Infringement Lawsuits against Nexscien Co., Ltd.

The District Court in Suwon dismissed the suits that Mirae Corporation filed patent-infringement and damage compensation against Nexscien Co.,Ltd. The reason of judgment is Patent advocacy with Mirae Corporation is not able to approve its coverage of patent right because Mirae Corporation had already actual business delivery results using this patent before application for a patent.

November 30, 2004

•	The determination of provisional disposition for patent infringement lawsuits against TechWing Inc.

The District Court in Suwon authorized a claim for patent infringement and defendant is prohibited from all economic actions including manufacture, sell, use, assign, lease or any advertisement, display for assignment on the lawsuit related test handler.

December 9, 2004

•	The issuance of convertible bonds

Total issuing amount by face value: 3,000,000,000(KRW)

Objective of fund raising: operating funds

Majority date of convertible bonds: December 17, 2007

Conversion price per share: 640(KRW/Share)

Class of shares to be issued: common stock

December 22, 2004

•	The provision of collateral for CyberBank Corporation.

Amount of collateral: 8,000,000,000 (KRW)

December 23, 2004

•	The claim for damages against TechWing Inc.

Amount of compensation for damages: 11,700,000,000(KRW)

Summary of claim: claim for patent-infringement and compensation for damages (the original bill) according to the determination of provisional disposition for patent-infringement lawsuits against TechWing Inc., from The District court in Suwon (Date of determination, November 29, 2004)

December 31, 2004

•	The leasing real estate to Mirae Online Co., Ltd.

Total amount of leasing (KRW) : 1,174,640,000

Lease period: from January 1, 2005 to December 31, 2006

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004	FY 2003
	(Audited)	(Audited)
ASSETS

CURRENT ASSETS :
Cash and cash equivalents	14,636	19,727
Short-term financial instruments	33,682	10,124
Marketable securities	148	20,853
Accounts receivable - trade, net	26,203	28,462
Short-term loan	88	100
Accounts receivable - other	3,750	3,223
Inventories	25,998	9,585
Accrued interest income	478	90
Advance payments and others	686	2,746
Prepaid income taxes	149	306

Total Current Assets	105,818	95,216

NON-CURRENT ASSETS :
Property, plant and equipment - net	74,472	68,937
Intangible assets - net	8,326	3,174
Investment securities	14,988	19,751
Long-term and restricted bank deposits	659	568
Guarantee deposits, net	4,552	2,264
Long-term receivables	3,109	4,624
Long-term loans and other	1,824	2,477

Total Non-Current Assets	107,930	101,795

TOTAL ASSETS	213,748	197,011

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

DECEMBER 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004	FY 2003
	(Audited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable - trade	9,345	2,603
Short-term borrowings	35,796	18,152
Accounts payable - other	1,707	1,815
Advance receipts from customers	1,207	146
Withholdings	279	230
Accrued expenses and other	1,810	1,669
Short-term guarantee deposits received	183	301
Current long-term liability	2,237	1,788
Allowance for guarantee deposited and others	15,810

Total Current Liabilities	68,374	26,704

LONG-TERM LIABILITIES :
Long-term borrowings	10,238	7,745
Convertible Bond	3,009
Long-term guarantee deposits received	3,381	3,616
Accrued severance indemnities, net	2,429	2,000

Total Long-term Liabilities	19,057	13,361

Total Liabilities	87,431	40,065

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value ~~W~~100 per share; issued and outstanding 179 million shares as of December 31, 2004 and 2003, respectively	17,919	17,919
Capital surplus :
Additional paid-in capital	129,884	129,884
Retained earnings(Accumulated deficit) :
Unappropriated	(29,645)	2,116
Capital adjustments :
Treasury stock	(4,344)	(4,344)
Unrealized gain on investment securities	10,988	10,770
Additional paid-in capital - employee stock options	1,515	713
Loss on disposal of treasury stock	—	(113)

Total Shareholders’ Equity	126,317	156,945

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	213,748	197,010

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

YEARS ENDED DECEMBER 31, 2004 AND 2003

(In millions of Korean won, except per share data)

	FY 2004	FY 2003
	(Audited)	(Audited)
REVENUES	59,654	71,595
COST OF SALES	48,477	57,740

GROSS PROFIT	11,177	13,855
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	18,385	17,380

OPERATING INCOME (LOSS)	(7,208)	(3,525)

OTHER INCOMES	5,242	35,863
OTHER EXPENSES	29,683	30,222

ORDINARY PROFIT (LOSS)	(31,648)	2,116

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	(31,648)	2,116

NET INCOME(LOSS) PER SHARE (In Korean won)	(178)	13

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004	FY 2003
	(Audited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(31,648)	2,116

Expenses not involving cash payments :
Provision for severance indemnities	1,357	1,076
Depreciation and amortization	4,144	4,537
Allowance for bad debts	17,795	4,069
Loss from depreciation of intangible assets	526	382
Foreign currency translation loss	1,672	23
Expense from A/S	1,913	—
Loss from valuation of securities	4	252
Loss from valuation & disposal of inventories	—	12,275
Loss from disposal and valuation of investment securities	178	1,102
Equity in losses of affiliate	5,826	8,963
Loss on disposition of short-term securities	181	76
Cost of interest	8	—
Loss from impairment of development expense	1,517	1,456
Compensation cost related to stock options	802	356
Others	186	—

Sub-total	36,109	34,567

Income not involving cash receipts :
Foreign currency translation gain	(1,096)	(144)
Recapture of present value discount account	(344)	(503)
Gain on disposal and valuation of marketable securities	(525)	(2,741)
Gain on disposal of tangible assets	(21)	(165)
Gain on disposition of investment securities	—	(28,378)
Equity in gains of affiliate	0	(101)

Sub-total	(1,986)	(32,032)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004	FY 2003
	(Audited)	(Audited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(1,191)	(6,860)
Accounts receivable - other	(1,251)	(2,040)
Accrued income	(388)	38
Advance payments	2,098	6,150
Prepaid expenses	—	215
Prepaid income tax	156	180
Inventories	(16,413)	159
Accounts payable - trade	6,750	(4,026)
Accounts payable - other	(109)	172
Advance receipts from customers	1,061	(110)
Withholdings	48	(37)
Accrued expenses	141	596
Loss from construction warranty	(919)	—
Other current liabilities	—	(5)
Severance indemnity payments	(927)	(1,783)

Sub-total	(10,944)	(7,351)

	(8,469)	(2,700)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	—	4,893
Decrease in short-term loans	50	421
Decrease in investment securities	21,188	8,536
Proceeds from disposal of long-term investment securities	—	6,415
Proceeds from disposal of investment securities	—	—
Decrease in long-term loans	806	150
Decrease in long-term account receivables	1,445	2,000
Decrease in guarantee deposits	394	1,368
Proceeds from disposal of property, plant and equipment	112	726
Decrease in long-term financial instruments	20	—
Increase in Long term guarantee deposits	1,094	2,155

	25,109	26,664

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004	FY 2003
	(Audited)	(Audited)
Cash out flows from investing activities:
Increase in investment securities	23,701	3
Increase in short-term loans	138	110
Increase in long-term financial instruments	117	8
Acquisition of investment securities	1,200	10,570
Increase in long-term loans	153	8,966
Increase in guarantee deposits	2,685	1,352
Acquisition of property, plant and equipment	1,807	2,627
Increase in construction in-progress	6,496	—
Acquisition of other tangible assets	1,467	1,228
Acquisition of industrial rights	499	437
Increase in research and development cost	6,643	1,650
Decrease in guarantee deposits	1,448	330
Acquisition of other intangible assets	53	—

	46,407	27,281

CASH FLOWS FROM FINANCING ACTIVITIES :
Issuance of common shares	—	25,426
Increase in short-term borrowings	17,763	—
Increase in long-term borrowings	6,561	—
Decrease in treasury stock	—	373
Decrease in short-term borrowings	—	(13,837)
Cost of stock issuing	—	(322)
Issuance of Convertible Bond	3,000	—
Acquisition of treasury stock	—	(16)
Decrease in long-term borrowings	(2,649)	—

	24,675	11,624

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,091)	8,307
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	19,727	11,420

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	14,636	19,727

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF APPROPRIATIONS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2004 AND 2003

(In millions of Korean won)

	2004	2003
	(Audited)	(Audited)
ACCUMULATED RETAINED EARNINGS (DEFICITS) BEFORE DISPOSITION
Unappropriated retained earnings carried over from prior years	2,003	—
Net Income (loss)	(31,648)	2,116

End of year	(29,645)	2,116

APPROPRIATIONS OF RETAINED EARNINGS (DEFICITS):
Loss on disposal of treasury stock	—	113

Sub-total	—	113

UNDISPOSITIONED RETAINED EARNINGS (DEFICITS) TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	(29,645)	2,003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team